BOA Acquisition Corp.

2600 Virginia Ave NW, Suite T23

Washington, DC 20037

February 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter, John Cash, Erin Purnell and Jay Ingram

Re:	BOA Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 17, 2021

File No. 333-252739

Ladies and Gentlemen:

This letter sets forth responses of BOA Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 22, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Amended Registration Statement on Form S-1

Exhibit Index, page II-7

1.	Staff’s comment: We note that the form of warrant agreement filed as exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of Delaware or the United States District Court for the District of Delaware, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of Delaware or the United States District Court for the District of Delaware, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to clarify that the forum provision contained in the warrant agreement is non-exclusive. As the form of warrant agreement filed as Exhibit 4.4 to Amendment No. 2 does not contain any exclusive jurisdiction provision, the Company does not believe that any additional disclosure, including risk factor disclosure, is appropriate.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Brian E. Ashin at (202) 626-2380 of King & Spalding LLP.

Sincerely,

/s/ Benjamin Friedman
Chief Financial Officer

Via E-mail:

cc:	Brian E. Ashin

King & Spalding LLP

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